UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Sutro Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

869367102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 869367102

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware, U.S.A.

Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,726,197
	6	Shared voting power -0-
	7	Sole dispositive power 1,726,197
	8	Shared dispositive power -0-

9	Aggregate amount beneficially owned by each reporting person 1,726,197
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.5%(1)
12	Type of reporting person CO

(1)	The percentage ownership interest is determined based on 23,090,150 shares of common stock outstanding as of November 4, 2019, as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019.

Item 1(a).	Name of Issuer:

Sutro Biopharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

310 Utah Avenue, Suite 150

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

Celgene Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Celgene Corporation 86 Morris Avenue

Summit, New Jersey 07901

Item 2(c).	Citizenship:

Delaware, U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

869367102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,726,197 shares of Common Stock

(b)	Percent of class: 7.5%

The percentage ownership interest is determined based on 23,090,150 shares of common stock outstanding as of November 4, 2019, as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,726,197 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of: 1,726,197 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020	CELGENE CORPORATION

	By:	/s/ Katherine R. Kelly
Name: Katherine R. Kelly Title: Secretary

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